First Quarter 2003	Royal Bank of Canada
Report to Shareholders	1

Royal Bank reports record results in first quarter of 2003

Continued U.S. earnings momentum and good credit quality

TORONTO, February 28, 2003 — For its first quarter ended January 31, 2003, Royal Bank of Canada (RY on TSX & NYSE) announced record net income of $767 million, up $33 million or 4% from a year ago and earnings per diluted share of $1.10, up 6%. Return on equity was 16.9% compared to 17.1% a year ago.

     Commenting on the results, Gordon M. Nixon, President & CEO, said, “Considering the challenging capital markets environment, we delivered solid results. This reflects our diversified business base, prudent cost and risk management and increased earnings contribution from our U.S. businesses.”

     Net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) was $81 million, up from $53 million a year ago, largely attributable to cost reductions at RBC Dain Rauscher and strong performance from its fixed income division.

     Total revenues were down 2% from a year ago, largely due to the effects of weak equity markets and planned reductions in that portion of our corporate loan portfolio, largely outside Canada, that has low returns and low strategic value. During the quarter, we recognized a gain of $35 million on the initial public offering of shares of the Toronto Stock Exchange. This gain was offset by writedowns of other investments.

     Expenses fell 2%, largely in the full-service brokerage operations in both Canada and the U.S.

     The specific provision for credit losses was $200 million or .36% of average loans, acceptances and reverse repurchase agreements compared to $286 million or .54% a year ago.

     At January 31, 2003, the Tier 1 capital ratio was 9.4% and the Total capital ratio was 12.7%, compared to 8.8% and 12.3%, respectively, one year ago.

     The results mentioned above are based on U.S. GAAP financial statements, with the exception of the specific provision for credit losses ratio and the capital ratios, which are based on Canadian GAAP financial statements.

Royal Bank announces increase to common share dividend

TORONTO, February 28, 2003 — Royal Bank of Canada announced an increase to its quarterly common share dividend of 3 cents per share or 7.5% to 43 cents, payable on May 23, 2003 to common shareholders of record on April 23, 2003.

     The bank’s quarterly common share dividend was last increased by 2 cents per share to 40 cents in the fourth quarter of 2002, for shareholders of record on October 23, 2002.

Table of contents
01	Royal Bank announces
01	Quarterly highlights
02	Chief Executive Officer’s message
03	Performance compared to objectives
03	Management’s discussion and analysis
04	Overview
04	Results by geographic segment
04	Results by business segment
06	Financial priority: revenue growth and diversification
06	Financial priority: cost control
07	Financial priority: strong credit quality
07	Financial priority: balance sheet and capital management
08	Risk management
09	Operating highlights
10	About Royal Bank of Canada
10	Caution regarding forward-looking statements
11	Financial highlights — U.S. GAAP
12	Financial statements — U.S. GAAP
20	Financial highlights — Canadian GAAP
21	Financial statements — Canadian GAAP
30	Shareholder information

Chief Executive Officer’s message

We had a record quarter even though capital market uncertainty remains very high and the demand for equity sales & trading, new issue underwriting, investment banking and full-service brokerage services is weak.

     I will comment on our four major priorities and performance in those areas.

Strong fundamentals

Net income this quarter was a record $767 million and earnings per share were $1.10, up 6% from a year ago. This increase, despite weakness in market sensitive revenues generated by RBC Capital Markets and RBC Investments, underscores the benefits of our business and geographic diversification and our attention to cost and risk management.

     As shown on page 3, our performance in the areas of portfolio quality, expense management and capital ratios were strong this quarter, with the provision for credit losses ratio well below the target range for this year, expenses down 2% from a year ago and capital ratios well above our medium-term goals. However, revenues were weaker, as reflected in the contribution of our capital market sensitive and lending businesses. In the face of these dynamics, we are maintaining our strong focus on cost management and accelerating programs to enhance profitable revenue growth.

North American expansion

Our priority for the U.S. has been to enhance performance and we are pleased with the results on that front this quarter. Net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) increased to $81 million from $53 million a year ago, accounting for 85% of our earnings growth and highlighting the benefit of geographic diversification. This increase reflects continued improvement at RBC Dain Rauscher, which realized cost savings from the integration of Tucker Anthony Sutro and lower retention compensation costs, as well as strong results from its fixed income operations.

     We completed the acquisition of Admiralty Bancorp during the quarter, allowing us to expand our personal and commercial banking operations in the high-growth Florida market. We remain focused on enhancing the operating performance of our U.S. acquisitions, while continuing to seek additions to our existing business base that make sense from strategic, cultural and shareholder value creation perspectives.

Growth of high-return, high-P/E multiple businesses

One of the important factors behind our stable earnings is our business diversification. For example, the decline in RBC Capital Markets’ earnings was more than offset by increases in our other business segments.

     We remain committed to growing those businesses that have high returns, good growth prospects and attractive P/E multiples. While RBC Banking and RBC Investments are two businesses we have targeted for the greatest long-term expansion, other segments also have priority areas targeted for growth. RBC Banking continues to deliver good returns. Although the performance of RBC Investments has been dampened by the weakness in the capital markets and client trading activity, we are confident its mid- to long-term prospects are good as we expect capital markets to improve in due course and this business to benefit from the significant inter-generational wealth transfer that should occur over the coming years.

Cross-platform leverage

Cross-platform leverage is about working across our businesses and functions to grow revenues by sharing best practices and to offer our broad array of products and services in an integrated fashion to our clients. It’s also about cutting costs by eliminating duplication that arises when businesses and functions operate autonomously.

     We rolled out a new and much more robust referral program, RBC Referrals, this quarter. This referral program includes banking, insurance, investments, capital markets and global services and, in that respect, is much broader than the previous referral program. It also includes a redefined process and incentives for working together. We have a number of other initiatives underway across the organization to enhance efficiency and share best practices.

     While we generated satisfactory performance this quarter, for which our employees deserve credit, I can assure you that we are by no means complacent. We will continue to target superior returns for our shareholders by pursuing strategies and initiatives that grow our business profitably.

I look forward to reporting on our performance again next quarter.

Gordon M. Nixon
President & Chief Executive Officer

First Quarter 2003 Report — Royal Bank of Canada 02

Performance compared to objectives

	2003 objectives	First quarter performance

1. Valuation Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of TSX Banks & Trusts Index (1)	1st quartile
• Share price/earnings:	1st quartile of TSX Banks & Trusts Index (1)	1st quartile (2)

Share price growth:	Above TSX Banks & Trusts Index (1)	Below the index

2. Earnings growth Grow diluted earnings per share by:	10–15%	6% 9% excluding goodwill amortization in Q1/01

3. Return on common equity (ROE) Achieve an ROE of:	17–19%	16.9%

4. Revenue growth Achieve revenue growth of:	5–8%	(2)%

5. Expense growth Expense versus revenue:	Expense growth less than revenue growth	Expense growth and revenue growth both (2)%

6. Portfolio quality Achieve a ratio of specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements (3):	.45–.55%	.36% ..31% net of effect of credit derivatives (4)

7. Capital management Capital ratios (3):	Maintain strong capital ratios	9.4% Tier 1 capital ratio 12.7% Total capital ratio versus medium-term goals of 8–8.5% and 11–12%, respectively

Dividend payout ratio (5)	35–45%	36%

(1)	The TSX is discontinuing the TSX Banks & Trusts Index in May 2003 and replacing it with the S&P/TSX Composite Banks Index.
(2)	Computed by us on January 31, 2003, based on analysts’ average diluted earnings per share estimates for 2003.
(3)	Calculated based on our Canadian GAAP financial statements.
(4)	See discussion on page 7.
(5)	Common share dividends as a percentage of net income after preferred dividends.

Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 12–18. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial statements, is provided on pages 21–27. The management’s discussion and analysis that follows is based on financial information prepared in accordance with U.S. GAAP and would not read differently in any material respect based on the financial information prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 5 and 7.

Management’s discussion & analysis

This portion of the Report to Shareholders provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations between October 31, 2002, and January 31, 2003. It also compares results of operations for the three month periods ended January 21, 2003, and the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. See the “Management’s Discussion and Analysis” (U.S. GAAP) contained on pages 21 to 66 of our 2002 Annual Report for discussions in respect of previous years.

First Quarter 2003 Report — Royal Bank of Canada 03

Overview

Net income in the first quarter of 2003 was $767 million, up $33 million or 4% from the first quarter of 2002, as a decline in revenues was more than offset by lower provisions for credit losses. Earnings per diluted share were $1.10, up 6% from a year ago.

Results by geographic segment

Net income in Canada was up $12 million, as a decline in revenues due to weak capital markets and planned reduction in corporate and student loans was more than offset by a lower provision for credit losses and a decline in non-interest expense due mostly to lower variable compensation costs in our full-service brokerage operations.

     As shown in the table on the bottom of page 18, U.S. net income increased by $76 million from a year ago to $109 million this quarter. This reflected a $28 million increase in net income from U.S. acquisitions (RBC Centura, RBC Dain Rauscher and RBC Liberty Insurance) — to $81 million this quarter from $53 million a year ago, as well as a decline in the provision for credit losses on U.S. corporate loans, largely in the telecommunication sector. U.S. revenues increased due to strong performance in the Global Equity Derivatives business, while non-interest expense declined. The higher net income from U.S. acquisitions largely reflected a $23 million increase in net income at RBC Dain Rauscher, which benefited from significant cost savings this quarter from the integration of Tucker Anthony Sutro in the second quarter of last year, lower retention compensation costs and strong results in its fixed income business.

     Other international net income declined by $55 million, largely reflecting a higher provision for credit losses, mostly in Europe, and an increase in non-interest expense. Revenues were largely unchanged.

Results by business segment

Complete reported financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are provided on page 18 (page 26 for Canadian GAAP).

     We attribute common equity to our business segments based on management’s assessment of their credit, market, operational and other risks. Effective this quarter, we reduced the capital attributed to goodwill and intangibles risk, consistent with our capital attribution for other risk categories, to reflect the benefits of having diversified businesses and risks. This resulted in reductions in average common equity attributed to the RBC Banking, RBC Investments and RBC Capital Markets segments.

RBC Banking

			For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	change		2003	2002

Gross revenues		(1)%	$1,959	$1,971
Non-interest expense		3%	$1,178	$1,142
Provision for credit losses		(35)%	$130	$201
Net income		6%	$412	$389
ROE	270	bp	21.5%	18.8%
Average common equity		(6)%	$7,500	$8,000

Net income was up $23 million or 6% from a year ago. Earnings from RBC Banking’s U.S. acquisitions (which include RBC Centura and its subsidiary RBC Mortgage) rose to $60 million from $58 million a year ago, reflecting stronger results from RBC Mortgage.

     RBC Banking’s revenues were down $12 million or 1% from the same period in 2002 as narrower net interest margins and a $1 billion reduction in student loans more than offset higher U.S. mortgage origination volumes and mortgage revenues. Of the $36 million or 3% increase in non-interest expense, $17 million related to higher pension and postretirement benefit costs. The provision for credit losses declined by $71 million or 35%, with reductions in the Canadian personal, small business and commercial loan portfolios as well as in RBC Centura.

     ROE increased 270 basis points from a year ago, reflecting the higher earnings this quarter and lower average common equity attributed to this segment, as previously discussed.

RBC Insurance

			For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	change		2003 (1)	2002

Premiums & deposits		11%	$534	$479
Earned premiums		46%	$406	$279
Fee revenue/other		14%	$48	$42
Policy benefits		97%	$(315)	$(160)
Acquisition costs		(36)%	$(51)	$(80)

Non-interest revenue		9%	$88	$81
Net interest income		31%	$67	$51

Gross revenues		17%	$155	$132
Non-interest expense		7%	$101	$94
Net income		29%	$54	$42
ROE	380	bp	26.8%	23.0%
Average common equity		14%	$800	$700

(1)	Includes four months of results for Canadian operations for the three-month period ended January 31, 2003.

First Quarter 2003 Report — Royal Bank of Canada 04

     Net income was up $12 million or 29% from a year ago, largely in the property reinsurance business and at RBC Liberty Insurance. Net income at RBC Liberty Insurance increased to $6 million from $3 million a year ago when it had recorded a $3 million writedown of its investment portfolio and incurred $3 million of costs relating to relocating Genelco’s outsourcing operations and software sales division.

     Premiums & deposits grew 11% and earned premiums and policy benefits increased due to reinsurance adjustments and an additional month of Canadian business results that impacted both categories. The reporting period for the domestic operations was changed from December 31 to January 31 to be consistent with RBC’s reporting period. Excluding the additional month of results for domestic operations, premiums & deposits declined by $12 million or 2% and non-interest expense declined by $9 million or 9%. While premiums & deposits were up in virtually all lines of business, reinsurance premiums were down $32 million or 30% despite higher pricing. This reflected tighter underwriting standards, which have helped to improve portfolio quality and profitability in this line of business.

     ROE increased by 380 basis points from a year ago due to the higher earnings and despite a $100 million increase in average common equity attributed to this segment as mentioned on page 4.

Supplemental discussion — Canadian GAAP

First quarter 2003 net income was $47 million, up $6 million from a year ago. RBC Liberty Insurance net income was $3 million, up from $(4) million a year ago, primarily for the reasons noted above. Net income reported under Canadian GAAP is $7 million lower than net income reported under U.S. GAAP as the result of differences in accounting for life insurance premiums, investments, acquisition costs and claims and policy benefit liabilities.

RBC Investments

			For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	change		2003	2002

Gross revenues		(7)%	$884	$951
Non-interest expense		(12)%	$725	$828
Net income		18%	$104	$88
ROE	360	bp	14.7%	11.1%
Average common equity		(10)%	$2,700	$3,000

Net income was up $16 million or 18% from a year ago notwithstanding weak equities markets and lower client trading volumes and asset values. The higher net income reflected a $23 million increase in earnings at RBC Dain Rauscher.

     RBC Dain Rauscher’s net income of $15 million was up from $(8) million a year ago, largely due to savings realized from the integration of Tucker Anthony Sutro in last year’s second quarter, a decline in retention compensation costs to $22 million from $36 million a year ago and strong results in its fixed income division. Retention compensation costs in this segment are expected to be approximately $65 million in 2003, down from $107 million in 2002.

     Revenues fell 7%, reflecting lower full-service brokerage trading volumes and asset values. However, expenses fell by 12% due to the above-mentioned cost savings from the integration of Tucker Anthony Sutro and lower retention compensation costs, as well as lower variable compensation expenses in the full-service brokerage operations.

     ROE increased by 360 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as mentioned on page 4.

RBC Capital Markets

			For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	change		2003	2002

Gross revenues		(5)%	$687	$721
Non-interest expense		2%	$426	$418
Provision for credit losses		(21)%	$77	$97
Net income		(21)%	$116	$146
ROE	(260	) bp	11.1%	13.7%
Average common equity		(5)%	$3,900	$4,100

Net income fell by $30 million or 21% from a year ago as weak capital market conditions resulted in lower earnings from equity sales and trading and investment banking activities.

     The 5% revenue decline largely reflected the above factors as well as a $5 billion reduction in corporate loans outstanding (largely outside Canada), consistent with the bank’s strategy of reducing the size of this portfolio.

     Non-interest expense increased by $8 million or 2%, primarily reflecting costs incurred to restructure the U.S. investment banking and institutional equities businesses. Excluding these two factors, non-interest expense would have been down $4 million from a year ago. The provision for income taxes increased by $8 million from a year ago despite the decline in earnings before income taxes. This was largely due to the mix of net income earned in different tax jurisdictions.

     Dain Rauscher Wessels’ operations were fully integrated into RBC Capital Markets in the first quarter of 2002. The retention compensation costs associated with this acquisition were $8 million this quarter, down from $20 million a year ago. Retention compensation costs in this segment are expected to be $20 million in 2003, down from $51 million in 2002.

     ROE declined by 260 basis points from a year ago, reflecting lower earnings.

Supplemental discussion — Canadian GAAP

First quarter net income was $144 million, up $6 million from a year ago. The additional $28 million in net income reported under Canadian GAAP compared to U.S. GAAP this quarter is primarily the result of two items. Credit derivative gains of $15 million after-tax reported in prior quarters under U.S. GAAP were recognized under Canadian GAAP this quarter. Also, under Canadian GAAP we were not required to record a $13 million after-tax writedown of an investment to recognize other than temporary impairment. A reconciliation of U.S. and Canadian GAAP results is provided in Footnote 2 to Note 5 on page 27.

First Quarter 2003 Report — Royal Bank of Canada 05

RBC Global Services

			For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	change		2003	2002

Gross revenues		9%	$212	$194
Non-interest expense		7%	$144	$134
Provision for credit losses		n.m.	—	$2
Net income		20%	$48	$40
ROE	450	bp	30.2%	25.7%
Average common equity		—	$600	$600

n.m. not meaningful

Net income was up $8 million or 20% from a year ago. Revenues increased by $18 million or 9% largely due to increased business in the Treasury Management & Trade division. Expenses rose by $10 million or 7% from a year ago, largely reflecting higher business volumes.

     ROE increased by 450 basis points to 30.2% as a result of the higher net income.

Other

		For the three months ended

		January 31	January 31
(C$ millions, except percentage amounts)	change	2003	2002

Gross revenues	(13)%	$67	$77
Non-interest expense	114%	$(15)	$(7)
Net income	14%	$33	$29
ROE	n.m.	6.3%	85.7%
Average common equity	n.m.	$2,000	$100

n.m. not meaningful

Net income was up $4 million from the same period a year ago.

     The significant decline in ROE largely reflects a substantial increase in common equity to $2 billion from $100 million a year ago. The $1.9 billion growth reflects the increase in average common equity over the past year as well as the reduction in average common equity attributed to three business segments described on page 4. Common equity in excess of that required to support the risks in our five business segments is reported in the “Other” segment.

Financial priority: revenue growth and diversification

Revenues

		For the three months ended

		January 31	January 31
(C$ millions, except percentage amounts)	change	2003	2002

Net interest income	(3)%	$1,803	$1,860
Non-interest revenue	(1)%	2,161	2,186

Gross revenues	(2)%	$3,964	$4,046

Revenues were down $82 million or 2% from the first quarter of 2002, largely due to continued poor equity markets and a planned reduction in corporate loans, largely outside Canada. These loans have low margins and/or unacceptably high loan losses and low returns on equity.

     During the quarter, we recognized a gain of $35 million on the initial public offering of shares of the Toronto Stock Exchange. This gain was offset by writedowns of other investments.

Net interest income

Net interest income was down $57 million or 3% from a year ago, largely due to narrower margins, and lower volumes of corporate loans as mentioned on page 5.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.80% from 2.01% a year ago, largely due to higher amounts and funding costs of low-interest-yielding assets such as securities.

Non-interest revenue

Non-interest revenue were down $25 million or 1% from the first quarter of 2002.

     Trading revenues were up 19%, insurance revenues up 16%, deposit and payment service charges up 10%, securitization revenues up 6%, credit fees up 3%, card service revenues up 1% and other fees up 1%. Foreign exchange revenue (other than trading) were unchanged, investment management and custodial fees were down 2%, mutual fund revenues down 7% and capital market fees (consisting of fees from full-service brokerage, discount brokerage and institutional business) down 21%. Mortgage banking revenues (which relate to mortgages originated in the U.S.) were down 4%, but total revenues in the U.S. mortgage business, which include net interest income, were up due to stronger origination volumes.

Financial priority: cost control

Non-interest expense

Non-interest expense declined $50 million or 2% from last year’s first quarter, reflecting cost savings at RBC Dain Rauscher (largely from the integration of Tucker Anthony Sutro in last year’s second quarter and a decline in retention compensation costs) as well as lower variable compensation expenses in the full-service brokerage operations.

     Total retention compensation costs (including those relating to Dain Rauscher Wessels) fell to $30 million this quarter from $56 million a year ago. Total retention compensation costs are expected to be $85 million in 2003, down from $158 million in 2002.

     In response to the weak capital markets environment and competitive pricing pressures, particularly in Canadian retail banking, each of our five business segments (and particularly RBC Investments, RBC Capital Markets and RBC Banking) is taking steps to continue reducing discretionary spending to compensate for revenue shortfalls.

First Quarter 2003 Report — Royal Bank of Canada 06

Financial priority: strong credit quality

Nonaccrual loans

Nonaccrual loans (before deducting the allowance for loan losses) were $2.4 billion at January 31, 2003, up $86 million from last quarter. As shown in the table at the top of page 19, the increase occurred in the business and government loan portfolio. As a percentage of total loans and acceptances, nonaccrual loans were 1.33%, compared to 1.27% in last year’s fourth quarter.

Provision for credit losses

	For the three months ended

	January 31	October 31	January 31
(C$ millions)	2003	2002	2002

U.S. GAAP
Allocated	$202	$220	$275
Unallocated	(2)	15	11

Total provision for credit losses	$200	$235	$286

Canadian GAAP
Specific provisions	$200	$235	$286

General provision
Allocated	2	(15)	(11)
Unallocated	(2)	15	11

Total general provision	—	—	—

Total provision for credit losses	$200	$235	$286

     As shown in the table to the left, the total provision for credit losses was $200 million, down from both last quarter and a year ago. Included in this quarter’s amount is a provision pertaining to a European energy account, classified as nonaccrual last quarter, which was partially offset by a $14 million mark-to-market gain on a related credit derivative. Last quarter’s provision of $235 million included a provision for the same account that was partially offset by a $13 million mark-to-market gain on a related credit derivative. The gains on the above noted credit derivatives were recorded in non-interest revenue in accordance with FAS 133.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $140 million or .31% of average loans and acceptances, versus $234 million or .52% a year ago and $330 million or .74% last quarter.

Supplemental discussion — Canadian GAAP

As shown in the table to the left, the total provision for credit losses was $200 million, down from both last quarter and a year ago. Included in this quarter’s amount is a provision pertaining to a European energy account, classified as impaired last quarter, that was offset by a $29 million pre-tax gain on a related credit derivative. The gain was recorded in other income.

     Specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .36% this quarter compared to .43% last quarter (.31% this quarter if the above-mentioned credit derivative gains were netted against the provision for credit losses).

Financial priority: balance sheet and capital management

Assets

Total assets were $392 billion at January 31, 2003, up $10 billion or 3% from October 31, 2002 and up $34 billion or 9% from January 31, 2002.

     Compared to October 31, 2002, securities were up $4.2 billion or 4% and cash resources were down $.9 billion or 4%. Other assets were up $6.0 billion or 10%, largely driven by a $6.0 billion increase in derivative-related amounts due to a decline in interest rates, higher interest rate swap volumes and fluctuations in exchange rates. Loans (before allowance for loan losses) were down $.9 billion despite the addition of $.7 billion attributable to the acquisition of Admiralty Bancorp, Inc. Business and government loans were down by $1.8 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio, which more than offset growth in residential mortgages of $.6 billion and in credit card balances of $.3 billion.

     Compared to January 31, 2002, securities were up $11.2 billion or 13% and cash resources were up $4.7 billion or 30%. Other assets were up $9.5 billion or 17%, largely driven by a $10.6 billion increase in derivative-related amounts due to a decline in interest rates and higher interest rate swap volumes. Loans (before allowance for loan losses) were up $.9 billion with $.7 billion attributable to the acquisition of Admiralty Bancorp, Inc. Although residential mortgages increased by $4 billion and credit card balances by $.9 billion, business and government loans were down by $4.3 billion, reflecting our deliberate effort to reduce the size of our corporate loan portfolio.

     Other — other assets of $14 billion includes $789 million (US$518 million) of receivables and accrued interest due from Co-operatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), relating to a derivative contract that is the subject of litigation with Rabobank, as discussed in Note 3 to the financial statements on page 17.

Deposits

Total deposits were $249 billion, up $3.6 billion or 1% from October 31, 2002 and up $12.4 billion or 5% from January 31, 2002. Interest-bearing deposits were up $12.9 billion or 6% from January 31, 2002, while non-interest-bearing deposits declined by $.5 billion or 2% from January 31, 2002.

First Quarter 2003 Report — Royal Bank of Canada 07

Capital

Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. OSFI has formally established risk-based capital targets for deposit-taking institutions in Canada of 7% for the Tier 1 capital ratio and of 10% for the Total capital ratio.

     At January 31, 2003, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.4% versus 8.8% at January 31, 2002, while the Total capital ratio was 12.7%, up from 12.3% at January 31, 2002. Both ratios were above our medium-term
(3–5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. Risk-adjusted assets of $167.6 billion at January 31, 2003, were up 1% from October 31, 2002 and down 1% from January 31, 2002.

     We repurchased .9 million common shares for approximately $50 million at an average price of $56.90 during the quarter. Under a normal course issuer bid on the Toronto Stock Exchange that commenced June 24, 2002 for a one-year period, we are permitted to repurchase up to 20 million shares. Since the commencement of this program, we have repurchased 10.7 million shares for $564 million, leaving a balance of 9.3 million shares that may be repurchased.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at January 31, 2003, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 56, 57, 62 and 63 of our 2002 Annual Report and have not materially changed over the past quarter.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At January 31, 2003, our liquid assets (before pledging as detailed below) and assets purchased under reverse repurchase agreements totalled $162 billion or 41% of total assets, up from $155 billion or 41% at October 31, 2002 and up from $137 billion or 38% at January 31, 2002. For the three months ended January 31, 2003, our average liquid assets (before pledging as detailed below) and average assets purchased under reverse repurchase agreements totalled $166 billion or 42% of total average assets, as compared to $153 billion or 40% last quarter and $141 billion or 39% a year ago. At January 31, 2003, securities with a carrying value of $51 billion were pledged, sold under repurchase agreements or obligations related to securities sold short. This is up from $49 billion at October 31, 2002 and $40 billion at January 31, 2002.

Market risk measures — trading activities

As outlined on pages 55 and 56 of our 2002 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially over the past quarter. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended January 31, 2003 and January 31, 2002, and indicates that the Global VAR amounts in the first quarter of 2003 were above the levels a year ago. This is due mainly to a model upgrade on June 1, 2002, that now captures corporate bond spread risk in the interest rate portfolios. The graphs at the top of the next page show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended January 31, 2003. There were no days of net trading losses during the first quarter.

Trading activities (1)

	For the three months ended January 31, 2003				For the three months ended January 31, 2002

(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low

Global VAR by major risk category
Equity	$7	$9	$7	$5	$7	$9	$8	$7
Foreign exchange and commodity	2	6	3	1	3	6	3	1
Interest rate	11	13	11	9	2	6	3	2
Global VAR (2)	$15	$18	$15	$12	$9	$11	$9	$7

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.
(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

First Quarter 2003 Report — Royal Bank of Canada 08

Operating highlights

RBC Banking

RBC Centura Banks, Inc. announced it had completed its acquisition of Admiralty Bancorp, Inc. (Admiralty) of Palm Beach Gardens, Florida in January 2003. Admiralty has approximately 17,500 accounts, assets of US$578 million and 120 employees. It owns and operates Admiralty Bank, which offers personal and commercial banking services through 10 branches located in Palm Beach, Broward, Brevard, Orange and Seminole counties in Florida.

     RBC introduced an enhanced referral program to assist employees in referring clients to other businesses in RBC Financial Group with a view to better meeting clients’ complete financial needs.

     RBC Royal Bank became the first Canadian financial institution to launch a prime-linked cashable Net Income Stabilization Account (NISA) GIC, geared to helping farmers financially manage industry challenges such as drought and other unpredictable conditions. The new NISA allows clients to choose from RBC’s prime-linked cashable GIC, which is a redeemable investment certificate with a return linked to the prime rate or a NISA fixed term GIC with terms of one to five years.

RBC Insurance

Quebec-based consumers gained online access to RBC Insurance home and auto insurance quote comparisons with kanetix, Canada’s first national online insurance marketplace. RBC Insurance has provided quote comparisons through this service to Ontario consumers since January 2001.

RBC Investments

RBC Dain Rauscher Inc. signed a definitive agreement in December 2002 to acquire certain assets of West Paterson, N.J.-based First Institutional Securities, LLC, a privately held investment banking firm that serves both institutional and high net worth retail clients throughout the United States. The acquisition expands RBC Dain Rauscher’s presence in the important New York—New Jersey market and adds a strong presence in both the fixed income institutional and retail sectors of the market. This transaction is expected to close in the second quarter.

     RBC Action Direct redesigned and streamlined its new account opening process allowing RBC Banking clients to open an account in less than 24 hours, which is significantly faster than the industry norm. This change contributed to an 8% increase in new account growth in the first quarter.

     RBC Global Investment Management introduced a new fee-based offering called RBC Parameters Portfolios. RBC Parameters Portfolios are segregated, discretionary managed portfolios priced with an all-inclusive fee based on the amount invested.

RBC Capital Markets

RBC Capital Markets was recognized in the National Post Annual Underwriting League Tables for 2002 as Canada’s leading underwriter of equities and bonds for the fifth year in a row. On a full credit basis, the firm was the book runner for 169 transactions that raised $26.4 billion of capital in 2002 for Canadian companies.

     RBC Capital Markets was the lead manager and sole book runner for a $300 million BC Gas Inc. debt issue replacing a $250 million acquisition bridge facility, which was also underwritten by us.

     RBC Capital Markets announced organizational changes in February that have resulted in the formation of a Global Investment Banking division and a Global Equity division. This separation between research and investment banking further enhances client focus and more fully embraces the spirit of regulatory changes that are occurring in the United States.

First Quarter 2003 Report — Royal Bank of Canada 09

RBC Global Services

RBC Global Services entered into an agreement with SecFinex Ltd. to acquire a licence for the use of their Web-based securities lending system globally. The global licence from SecFinex will allow RBC Global Services to include a powerful Web-distributed front end to its leading securities lending program.

     RBC Global Services introduced RBC Express, a new Internet-based transaction and information service, in November 2002, after a successful pilot. It provides our business clients with secure and convenient access to a suite of traditional and new cash management products. The products available through RBC Express will be expanded over time. Initially, RBC Express includes balance reporting, account transfers and file transfer.

About Royal Bank of Canada

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements, included in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to our objectives for 2003, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on our behalf.

Information contained in or otherwise accessible through the Web sites mentioned in this interim report does not form a part of this interim report. All references in this interim report to Web sites are inactive textual references and are for your information only.

First Quarter 2003 Report — Royal Bank of Canada 10

U.S. GAAP

Selected financial highlights (unaudited) (1)

			As at and for the three months ended

	Change from
(C$ millions, except per share	January 31		January 31	October 31	January 31
and percentage amounts)	2002		2003	2002	2002

Earnings
Net interest income	(3)%		$1,803	$1,808	$1,860
Non-interest revenue	(1)		2,161	2,103	2,186
Gross revenues	(2)		3,964	3,911	4,046
Provision for credit losses	(30)		200	235	286
Non-interest expense	(2)		2,559	2,601	2,609
Net income	4		767	732	734
Return on common equity	(20	)bp	16.9%	16.3%	17.1%
Economic Profit (2)	22%		$253	$226	$208

Balance sheet information
Loans (before allowance for loan losses)	1%		$170,607	$171,523	$169,661
Assets	9		392,226	381,932	358,400
Deposits	5		248,631	245,040	236,272
Subordinated debentures	(6)		6,885	6,960	7,340
Common equity	7		17,765	17,240	16,638

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	80	bp	10.6%	10.4%	9.8%
Tier 1 capital	60		9.4%	9.3%	8.8%
Total capital	40		12.7%	12.7%	12.3%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets	80	bp	10.6%	10.5%	9.8%
Tier 1 capital	70		8.8%	8.5%	8.1%
Total capital	50		12.1%	11.9%	11.6%

Common share information
Shares outstanding (in thousands)
End of period	(1)%		666,439	665,257	673,596
Average basic	(1)		666,006	668,868	674,465
Average diluted	(1)		674,035	676,010	679,729
Earnings per share
Basic	7%		$1.12	$1.06	$1.05
Diluted	6		1.10	1.05	1.04
Share price
High (5)	14%		$59.86	$57.55	$52.45
Low (5)	15		53.91	48.80	46.81
Close	11		55.30	54.41	50.00
Dividends per share	11		0.40	0.40	0.36
Book value per share — period end	8		26.66	25.91	24.70
Market capitalization ($ billions)	9		36.8	36.2	33.7

Number of:
Employees (full-time equivalent)	26		59,770	59,549	59,744
Automated banking machines	(95)		4,488	4,486	4,583
Service delivery units:
Canada	(10)		1,306	1,311	1,316
International	(27)		784	807	811

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Economic Profit is calculated as cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact for amortization of other intangibles) less a charge for the estimated cost of common equity. For a detailed discussion of Economic Profit, refer to page 26 of the 2002 Annual Report.

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	Intraday high and low share prices.

First Quarter 2003 Report — Royal Bank of Canada 11

U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	January 31	October 31	January 31
(C$ millions)	2003	2002	2002

Assets
Cash resources
Cash and due from banks	$3,001	$2,534	$1,187
Interest-bearing deposits with banks	17,359	18,759	14,433

	20,360	21,293	15,620

Securities
Trading account (pledged — $6,340, $6,558 and $4,542)	70,501	69,457	62,582
Available for sale	29,031	25,896	25,718

	99,532	95,353	88,300

Assets purchased under reverse repurchase agreements	37,874	35,831	30,503

Loans
Residential mortgage	73,417	72,842	69,438
Personal	31,956	31,956	31,600
Credit card	5,214	4,914	4,338
Business and government	60,020	61,811	64,285

	170,607	171,523	169,661
Allowance for loan losses	(2,267)	(2,203)	(2,345)

	168,340	169,320	167,316

Other
Customers’ liability under acceptances	7,292	8,051	9,057
Derivative-related amounts	37,300	31,250	26,731
Premises and equipment	1,612	1,639	1,590
Goodwill	5,095	5,040	4,975
Other intangibles	681	665	606
Other assets	14,140	13,490	13,702

	66,120	60,135	56,661

	$392,226	$381,932	$358,400

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$21,904	$23,222	$22,855
Interest-bearing	119,863	119,737	117,007
International
Non-interest-bearing	2,833	2,969	2,375
Interest-bearing	104,031	99,112	94,035

	248,631	245,040	236,272

Other
Acceptances	7,292	8,051	9,057
Obligations related to securities sold short	18,923	17,990	16,815
Obligations related to assets sold under repurchase agreements	23,387	21,109	17,412
Derivative-related amounts	38,433	32,737	27,284
Other liabilities	27,963	29,821	24,467

	115,998	109,708	95,035

Subordinated debentures	6,885	6,960	7,340

Non-controlling interest in subsidiaries	1,445	1,469	1,440

Shareholders’ equity
Capital stock
Preferred	1,502	1,515	1,675
Common (shares issued and outstanding — 666,439,266; 665,257,068 and 673,596,156)	7,029	6,963	6,950
Contributed surplus	80	76	37
Retained earnings	10,910	10,473	9,683
Accumulated other comprehensive income	(254)	(272)	(32)

	19,267	18,755	18,313

	$392,226	$381,932	$358,400

First Quarter 2003 Report — Royal Bank of Canada 12

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended

	January 31	October 31	January 31
(C$ millions)	2003	2002	2002

Interest income
Loans	$2,617	$2,653	$2,727
Trading account securities	496	515	484
Available for sale securities	300	267	293
Assets purchased under reverse repurchase agreements	192	195	162
Deposits with banks	111	116	150

	3,716	3,746	3,816

Interest expense
Deposits	1,433	1,463	1,521
Other liabilities	384	377	330
Subordinated debentures	96	98	105

	1,913	1,938	1,956

Net interest income	1,803	1,808	1,860
Provision for credit losses	200	235	286

	1,603	1,573	1,574

Non-interest revenue
Trading revenues	544	486	456
Capital market fees	400	426	505
Investment management and custodial fees	282	278	287
Deposit and payment service charges	279	275	254
Mutual fund revenues	169	170	182
Card service revenues	73	74	72
Mortgage banking revenues	70	57	73
Foreign exchange revenue, other than trading	67	70	67
Insurance revenues	65	61	56
Credit fees	63	52	61
Securitization revenues	34	45	32
Gain (loss) on sale of securities	(26)	(98)	1
Other	141	207	140

	2,161	2,103	2,186

Non-interest expense
Human resources	1,631	1,512	1,643
Occupancy	194	201	188
Equipment	184	201	186
Communications	178	210	187
Professional fees	113	133	103
Amortization of other intangibles	19	20	17
Other	240	324	285

	2,559	2,601	2,609

Net income before income taxes	1,205	1,075	1,151
Income taxes	410	315	390

Net income before non-controlling interest	795	760	761
Non-controlling interest in net income of subsidiaries	28	28	27

Net income	$767	$732	$734

Preferred share dividends	23	24	25

Net income available to common shareholders	$744	$708	$709

Average number of common shares (in thousands)	666,006	668,868	674,465
Earnings per share (in dollars)	$1.12	$1.06	$1.05
Average number of diluted common shares (in thousands)	674,035	676,010	679,729
Diluted earnings per share (in dollars)	$1.10	$1.05	$1.04

First Quarter 2003 Report — Royal Bank of Canada 13

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended

	January 31	October 31	January 31
(C$ millions)	2003	2002	2002

Preferred shares
Balance at beginning of period	$1,515	$1,673	$1,990
Redeemed for cancellation	–	(149)	(315)
Translation adjustment on shares denominated in foreign currency	(13)	(9)	–

Balance at end of period	1,502	1,515	1,675

Common shares
Balance at beginning of period	6,963	7,017	6,926
Issued	75	22	42
Purchased for cancellation	(9)	(76)	(18)

Balance at end of period	7,029	6,963	6,950

Contributed Surplus
Balance at beginning of period	76	45	33
Renounced stock appreciation rights, net of related income taxes	–	29	–
Stock options granted	4	2	4

Balance at end of period	80	76	37

Retained earnings
Balance at beginning of period	10,473	10,326	9,311
Net income	767	732	734
Preferred share dividends	(23)	(24)	(25)
Common share dividends	(267)	(266)	(244)
Premium paid on common shares purchased for cancellation	(40)	(294)	(90)
Issuance costs, net of related income taxes	–	(1)	(3)

Balance at end of period	10,910	10,473	9,683

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	208	202	185
Unrealized foreign currency translation gains and losses, net of hedging activities	(68)	(54)	(45)
Gains and losses on derivatives designated as cash flow hedges	(101)	(127)	(155)
Additional pension obligation	(293)	(293)	(17)

Balance at end of period	(254)	(272)	(32)

Shareholders’ equity at end of period	$19,267	$18,755	$18,313

Comprehensive income, net of related income taxes
Net income	$767	$732	$734
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	6	100	(5)
Change in unrealized foreign currency translation gains and losses	(155)	(159)	(67)
Impact of hedging unrealized foreign currency translation gains and losses	141	169	60
Change in gains and losses on derivatives designated as cash flow hedges	12	(15)	5
Reclassification to earnings of gains and losses on cash flow hedges	14	27	30
Additional pension obligation	–	(276)	–

Total comprehensive income	$785	$578	$757

First Quarter 2003 Report — Royal Bank of Canada 14

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended

	January 31	October 31	January 31
(C$ millions)	2003	2002	2002

Cash flows from operating activities
Net income	$767	$732	$734
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	200	235	286
Depreciation	96	97	98
Amortization of other intangibles	19	20	17
Deferred income taxes	38	126	(206)
Loss (gain) on sale of premises and equipment	(5)	2	(13)
Gain on loan securitizations	–	(12)	–
Loss (gain) on sale of available for sale securities	26	98	(1)
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	48	(83)	(129)
Current income taxes	(124)	116	336
Derivative-related assets	(6,050)	(82)	1,911
Derivative-related liabilities	5,696	(623)	(2,164)
Trading account securities	(1,044)	(1,687)	(4,169)
Obligations related to securities sold short	933	2,164	778
Other	(2,505)	2,451	637

Net cash provided by (used in) operating activities	(1,905)	3,554	(1,885)

Cash flows from investing activities
Change in interest-bearing deposits with banks	1,400	(1,491)	1,291
Change in loans, net of loan securitizations	937	(904)	1,257
Proceeds from loan securitizations	–	201	–
Proceeds from sale of available for sale securities	3,367	3,522	3,322
Proceeds from maturity of available for sale securities	5,465	4,473	3,349
Purchases of available for sale securities	(11,251)	(9,146)	(9,661)
Net acquisitions of premises and equipment	(69)	(125)	(82)
Change in assets purchased under reverse repurchase agreements	(2,043)	(893)	5,367
Net cash provided by (used in) acquisition of subsidiaries	(194)	60	–

Net cash provided by (used in) investing activities	(2,388)	(4,303)	4,843

Cash flows from financing activities
Change in deposits — Canada	(1,192)	4,159	(696)
Change in deposits — International	3,914	(5,369)	1,281
Issue of subordinated debentures	–	–	635
Repayment of subordinated debentures	–	(400)	(41)
Redemption of preferred shares for cancellation	–	(149)	(315)
Issuance costs	–	(1)	(3)
Issue of common shares	71	19	28
Purchase of common shares for cancellation	(49)	(370)	(108)
Payment of dividends	(289)	(281)	(276)
Change in obligations related to assets sold under repurchase agreements	2,278	1,479	(3,452)
Change in short-term borrowings of subsidiaries	27	1,969	(616)

Net cash provided by (used in) financing activities	4,760	1,056	(3,563)

Net change in cash and due from banks	467	307	(605)
Cash and due from banks at beginning of period	2,534	2,227	1,792

Cash and due from banks at end of period	$3,001	$2,534	$1,187

Supplemental disclosure of cash flow information			2
Amount of interest paid in period	$1,948	$1,966	$2,341
Amount of income taxes paid in period	$759	$107	$192

First Quarter 2003 Report — Royal Bank of Canada 15

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2002, on pages 72 to 75 in the 2002 Annual Report, except as noted below.

Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002 for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on our financial position or results of operations. We continue to evaluate our product portfolio and contractual agreements.

     In the normal course of business, we enter into numerous agreements that may contain features that meet the FIN 45 definition of a guarantee. FIN 45 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due.

     Significant guarantees we have provided to third parties include the following:

Standby letters of credit and performance guarantees

Standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees is equal to the term of the related debt, which can be as long as four years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. We have accrued $4.4 million in the Consolidated balance sheet with respect to these guarantees, that were issued on or after January 1, 2003.

Liquidity facilities

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when pre-determined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ duration can range up to one year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon. Due to the prospective application of FIN 45, no amount has been accrued in the Consolidated balance sheet with respect to these facilities.

Credit enhancements

We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and five years. Due to the prospective application of FIN 45, no amount has been accrued in the Consolidated balance sheet with respect to these enhancements.

Derivatives

We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract. We have recorded $157 million in the Consolidated balance sheet with respect to written credit derivatives outstanding as at January 31, 2003.

     We enter into written options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written options that typically qualify as guarantees include foreign exchange contracts, equity-linked contracts, and certain commodity-linked contracts. The term of these options varies based on the contract. We have recorded $108 million in the Consolidated balance sheet with respect to these written options outstanding as at January 31, 2003.

Business dispositions

In the sale of all or a part of a business, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, we may agree to indemnify against claims from our past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents us from estimating the maximum potential liability we could be required to pay to counterparties. Due to the prospective application of FIN 45, no amount has been accrued in the Consolidated balance sheet with respect to these specific indemnities.

Business acquisitions

In June 2002, we acquired the assets of Barclays Bank PLC’s private banking business in the Americas. Assets were purchased with an initial cash payment of approximately US$111 million. Additional consideration of US$45 million that is contingent upon the amount of business retained may be paid over the one-year period following the acquisition. We have not accrued an amount in the Consolidated balance sheet in respect to this item.

Mortgage loans sold with recourse

Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or default within 120 days. The mortgage loans are fully collateralized by residential properties. We have accrued US$.4 million in the Consolidated balance sheet with respect to the mortgage loans that were sold on or after January 1, 2003.

Director/Officer indemnification agreements

We have entered into indemnification agreements with our directors/officers, former directors/officers and individuals who have acted at our request to be a director/officer of an entity in which we are a shareholder or creditor, to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been accrued in the Consolidated balance sheet with respect to these agreements.

Other indemnification agreements

In the normal course of our operations, we provide indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, sales of assets (other than business dispositions discussed above) and leasing transactions. These indemnification agreements require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Maximum potential amount of future payments under guarantees

(C$ millions)	January 31, 2003

Standby letters of credit	$10,376
Performance guarantees	3,218
Liquidity facilities	25,452
Credit enhancements	2,045
Credit derivatives	9,332
Written options	8,475
Business acquisitions	68
Mortgage loans sold with recourse	753

First Quarter 2003 Report — Royal Bank of Canada 16

U.S. GAAP

Consolidation of Variable Interest Entities

On January 17, 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements to those entities (defined as “Variable Interest Entities” (VIEs) and more commonly referred to as Special Purpose Entities (SPEs)) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIE. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for VIEs created prior to February 1, 2003.

     We have performed a preliminary assessment under FIN 46 of VIEs as follows:

Securitization of client financial assets

We administer multi-seller asset-backed commercial paper conduit programs (“multi-sellers”), which purchase financial assets from our clients (totalling $24 billion as at January 31, 2003) and finance those purchases by issuing asset-backed commercial paper. The commercial paper is non-recourse to us (except through our participation in liquidity and/or credit enhancement facilities, as described below) and we have no rights to the assets owned by the multi-sellers. Clients utilize multi-sellers to diversify their financing sources and to reduce funding costs. We provide backstop liquidity facilities and partial credit enhancement to the multi-sellers, which were $22 billion and $2 billion, respectively as at January 31, 2003. These amounts are also included earlier in our disclosure on guarantees and represent our maximum possible exposure to loss. It is reasonably possible that unless the existing arrangements for these multi-sellers can be modified prior to the effective date of FIN 46, we will be required to consolidate them.

Asset management

We act as collateral manager for several Collateralized Debt Obligation (CDO) entities, which invest in leveraged bank-initiated term loans, high-yield bonds and mezzanine corporate debt. The notional amount of the CDOs we managed at the end of January 31, 2003 is US$988 million. We have an investment of US$9.5 million (which represents our maximum exposure to loss) in the first-loss tranche of a CDO with total assets of US$300 million as at January 31, 2003, and we consolidate this CDO. We are currently evaluating all of our CDOs to determine if we are the Primary Beneficiary under FIN 46.

Creation of investment products

We use repackaging entities to create unique credit products to meet investors’ specific requirements. We may enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these entities as collateral for notes issued, which do not meet sale recognition criteria under FAS 140. As a result, these assets are accounted for on our Consolidated balance sheet in the amount of $546 million as at January 31, 2003. We retain all the economic risks and rewards of these assets. We held $190 million of the notes issued by these entities as at January 31, 2003. It is reasonably possible that we will have to consolidate some of these entities.

Securitization of our financial assets

We securitize our credit card loans through and sell mortgage-backed securities to SPEs. We do not expect to consolidate these SPEs under FIN 46 either because of a specific exemption from consolidation under FIN 46 or because we are not the Primary Beneficiary.

     There are other entities, primarily in our investment management business and certain compensation vehicles, which we are continuing to assess under FIN 46 and are unable to determine the potential impact at this time.

Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002 resulting in additional compensation expense of $1.4 million this quarter for stock options granted this year. The fair value of these options was determined to be $11.60 using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61%, (ii) expected option life of six years, (iii) expected volatility of 20% and (iv) expected dividends of 2.95%.

     We have provided pro forma disclosure, which demonstrates the effect of the fair value method on awards granted before November 1, 2002, as indicated below:

Pro forma net income and earnings per share

	As reported,			Pro forma,
	for the three months ended			for the three months ended

	January 31	October 31	January 31	January 31	October 31	January 31
(C$ millions, except per share amounts)	2003	2002	2002	2003	2002	2002

Net Income	$767	$732	$734	$757	$727	$727
Earnings per share	1.12	1.06	1.05	1.10	1.05	1.04
Diluted earnings per share	1.10	1.05	1.04	1.09	1.04	1.03

Note 2 Acquisitions

Admiralty Bancorp, Inc.

On January 29, 2003, RBC Centura Banks, Inc., a wholly owned subsidiary of Royal Bank of Canada, acquired all the outstanding shares of Admiralty Bancorp, Inc. The cash consideration paid with respect to the acquisition amounted to approximately US$153 million. The excess of the purchase price over the fair value of the net tangible assets acquired was first allocated to core deposit intangibles of US$15 million, with the residual of approximately US$95 million allocated to Goodwill. The core deposit intangible will be amortized on a straight-line basis over 10 years.

Note 3 Contingencies

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. On July 31, 2002, we filed a motion to dismiss or stay Rabobank’s New York lawsuit. The New York court has now heard and rejected this motion. Rabobank filed, on September 27, 2002, an application to stay our claim with the High Court in London. The High Court has now heard and rejected this motion. At present, therefore, both the New York and the London actions are proceeding. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Many of these proceedings are loan-related and are in reaction to steps taken by us and our subsidiaries to collect delinquent loans and enforce rights in collateral securing such loans. Management considers that the aggregate liability resulting from these proceedings will not be material.

First Quarter 2003 Report — Royal Bank of Canada 17

U.S. GAAP

Note 4 Results by business and geographic segments

a) Quarterly earnings by business segment (1)

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
(C$ millions)	03	02	02	03	02	02	03	02	02	03	02	02

Net interest income (2)	$1,394	$1,426	$1,427	$67	$65	$51	$116	$96	$98	$109	$104	$178
Non-interest revenue	565	505	544	88	107	81	768	784	853	578	540	543

Gross revenues	1,959	1,931	1,971	155	172	132	884	880	951	687	644	721
Provision for credit losses	130	122	201	–	–	–	–	1	(1)	77	117	97
Non-interest expense	1,178	1,161	1,142	101	121	94	725	733	828	426	407	418
Income taxes and non-controlling interest	239	246	239	–	–	(4)	55	50	36	68	24	60

Net income	$412	$402	$389	$54	$51	$42	$104	$96	$88	$116	$96	$146

	RBC Global Services			Other			Total

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	03	02	02	03	02	02	03	02	02

Net interest income (2)	$45	$33	$34	$72	$84	$72	$1,803	$1,808	$1,860
Non-interest revenue	167	170	160	(5)	(3)	5	2,161	2,103	2,186

Gross revenues	212	203	194	67	81	77	3,964	3,911	4,046
Provision for credit losses	–	3	2	(7)	(8)	(13)	200	235	286
Non-interest expense	144	137	134	(15)	42	(7)	2,559	2,601	2,609
Income taxes and non-controlling interest	20	19	18	56	4	68	438	343	417

Net income	$48	$44	$40	$33	$43	$29	$767	$732	$734

b) Quarterly earnings by geographic segment (1)

	January 31				October 31				January 31
	2003				2002				2002

		United	Other			United	Other			United	Other
(C$ millions)	Canada	States	Int'l	Total	Canada	States	Int'l	Total	Canada	States	Int'l	Total

Net interest income (2)	$1,404	$347	$52	$1,803	$1,407	$343	$58	$1,808	$1,422	$293	$145	$1,860
Non-interest revenue	1,028	780	353	2,161	959	804	340	2,103	1,116	807	263	2,186

Gross revenues	2,432	1,127	405	3,964	2,366	1,147	398	3,911	2,538	1,100	408	4,046
Provision for credit losses	103	41	56	200	84	105	46	235	152	131	3	286
Non-interest expense	1,428	911	220	2,559	1,429	958	214	2,601	1,468	939	202	2,609
Income taxes and non-controlling interest	363	66	9	438	311	18	14	343	392	(3)	28	417

Net income	$538	$109	$120	$767	$542	$66	$124	$732	$526	$33	$175	$734

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	Net interest income is shown net of any taxable equivalent adjustment. Taxable adjustments are not material.

First Quarter 2003 Report — Royal Bank of Canada 18

U.S. GAAP

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	January 31	October 31	July 31	April 30	January 31
(C$ millions, except percentage amounts)	2003	2002	2002	2002	2002

Nonaccrual loans
Residential mortgage	$132	$131	$149	$154	$172
Personal	293	306	310	317	318
Business and government	1,949	1,851	1,912	2,058	2,223

Total	$2,374	$2,288	$2,371	$2,529	$2,713

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	.18%	.18%	.21%	.22%	.25%
Personal	.92%	.96%	96%	98%	1.01%
Business and government	2.90%	2.65%	2.67%	2.85%	3.03%

Total	1.33%	1.27%	1.32%	1.41%	1.52%

Allowance for credit losses

	For the three months ended

	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2003	2002	2002

Allowance at beginning of period	$2,314	$2,332	$2,392
Provision for credit losses	200	235	286
Charge-offs
Residential mortgage	(1)	(3)	(3)
Personal	(80)	(86)	(107)
Credit card	(43)	(38)	(45)
Business and government	(62)	(269)	(125)

	(186)	(396)	(280)
Recoveries
Personal	17	17	16
Credit card	9	9	10
Business and government	20	40	20

	46	66	46

Net charge-offs	(140)	(330)	(234)
Acquisition of Admiralty Bancorp, Inc.	8	–	–
Adjustments	(6)	77	15

Allowance at end of period	$2,376	$2,314	$2,459

Net charge-offs (excluding LDCs) as a % of average loans and acceptances	.31%	.66%	.52%
Net charge-offs as a % of average loans and acceptances	.31%	.74%	.52%
Allocation of allowance
Residential mortgage	$40	$41	$49
Personal	467	465	481
Credit card	152	152	152
Business and government	1,469	1,405	1,541

Allocated allowance	2,128	2,063	2,223
Unallocated allowance	248	251	236

Total	$2,376	$2,314	$2,459

Composition of allowance
Allocated specific	$954	$894	$1,018
Allocated country risk	–	–	29
Allocated general	1,174	1,169	1,176

Total allocated allowance	2,128	2,063	2,223
Unallocated allowance	248	251	236

Total	$2,376	$2,314	$2,459

Consisting of:
Allowance for loan losses	$2,267	$2,203	$2,345
Allowance for off-balance sheet and other items	109	109	109
Allowance for tax-exempt securities	–	2	5

Total	$2,376	$2,314	$2,459

Allowance for loan losses as a % of loans and acceptances	1.3%	1.2%	1.3%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.1%	1.0%	1.1%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio), excluding LDCs	95%	96%	86%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

First Quarter 2003 Report — Royal Bank of Canada 19

Canadian GAAP

Selected financial highlights (unaudited) (1)

			As at and for the three months ended

	Change from		January 31	October 31	January 31
($ millions, except per share	January 31
and percentage amounts)	2002		2003	2002	2002

Earnings
Net interest income	(4)%		$1,790	$1,805	$1,858
Other income	1		2,247	2,043	2,223
Gross revenues	(1)		4,037	3,848	4,081
Provision for credit losses	(30)		200	235	286
Non-interest expense	(2)		2,610	2,634	2,656
Net income	8		779	666	722
Return on common equity	20	bp	17.1%	14.8%	16.9%
Economic Profit (2)	34%		$266	$163	$198

Balance sheet information
Loans (net of allowance for loan losses)	1%		$168,275	$169,258	$167,263
Assets	10		389,804	376,956	353,713
Deposits	6		248,173	243,486	234,164
Subordinated debentures	(8)		6,571	6,614	7,105
Common equity	7		17,743	17,238	16,525

Capital ratios (3)
Common equity to risk-adjusted assets	80	bp	10.6%	10.4%	9.8%
Tier 1 capital	60		9.4%	9.3%	8.8%
Total capital	40		12.7%	12.7%	12.3%

Common share information
Shares outstanding (in thousands)
End of period	(1)%		666,439	665,257	673,596
Average basic	(1)		666,006	668,868	674,465
Average diluted	(1)		673,400	674,840	679,729
Earnings per share
Basic	11%		$1.14	$0.96	$1.03
Diluted	9		1.12	0.95	1.03
Share price
High (4)	14%		$59.86	$57.55	$52.45
Low (4)	15		53.91	48.80	46.81
Close	11		55.30	54.41	50.00
Dividends per share	11		0.40	0.40	0.36
Book value per share — period end	9		26.62	25.91	24.53
Market capitalization ($ billions)	9		36.8	36.2	33.7

Number of:
Employees (full-time equivalent)	26		59,770	59,549	59,744
Automated banking machines	(95)		4,488	4,486	4,583
Service delivery units:
Canada	(10)		1,306	1,311	1,316
International	(27)		784	807	811

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Economic Profit is calculated as cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact for amortization of other intangibles) less a charge for the estimated cost of common equity. For a detailed discussion of Economic Profit, refer to page 26A of the 2002 Annual Report.

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Intraday high and low share prices.

First Quarter 2003 Report — Royal Bank of Canada 20

Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	January 31	October 31	January 31
($ millions)	2003	2002	2002

Assets
Cash resources
Cash and due from banks	$3,001	$2,534	$1,187
Interest-bearing deposits with banks	17,387	18,789	14,448

	20,388	21,323	15,635

Securities
Trading account (pledged — $6,340, $6,558 and $4,542)	71,696	68,328	60,737
Investment account	28,288	25,078	25,008
Loan substitute	372	394	415

	100,356	93,800	86,160

Assets purchased under reverse repurchase agreements	37,874	35,831	30,503
Loans
Residential mortgage	73,415	72,840	69,436
Personal	31,956	31,956	31,600
Credit card	5,214	4,914	4,338
Business and government	59,957	61,751	64,234

	170,542	171,461	169,608
Allowance for loan losses	(2,267)	(2,203)	(2,345)

	168,275	169,258	167,263

Other
Customers’ liability under acceptances	7,292	8,051	9,057
Derivative-related amounts	36,716	30,258	25,506
Premises and equipment	1,627	1,653	1,596
Goodwill	5,059	5,004	4,942
Other intangibles	681	665	606
Other assets	11,536	11,113	12,445

	62,911	56,744	54,152

	$389,804	$376,956	$353,713

Liabilities and shareholders’ equity
Deposits
Personal	$105,293	$101,892	$100,505
Business and government	114,894	119,591	109,156
Bank	27,986	22,003	24,503

	248,173	243,486	234,164

Other
Acceptances	7,292	8,051	9,057
Obligations related to securities sold short	19,489	19,110	16,957
Obligations related to assets sold under repurchase agreements	23,387	21,109	17,412
Derivative-related amounts	38,099	32,137	26,396
Other liabilities	26,073	26,197	22,951

	114,340	106,604	92,773

Subordinated debentures	6,571	6,614	7,105

Non-controlling interest in subsidiaries	1,445	1,469	1,440

Shareholders’ equity
Capital stock
Preferred	1,532	1,545	1,706
Common (shares issued and outstanding — 666,439,266; 665,257,068 and 673,596,156)	7,046	6,979	6,964
Contributed surplus	81	78	37
Retained earnings	10,616	10,181	9,524

	19,275	18,783	18,231

	$389,804	$376,956	$353,713

First Quarter 2003 Report — Royal Bank of Canada 21

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended

	January 31	October 31	January 31
($ millions)	2003	2002	2002

Interest income
Loans	$2,617	$2,653	$2,727
Securities	796	782	777
Assets purchased under reverse repurchase agreements	192	195	162
Deposits with banks	112	117	150

	3,717	3,747	3,816

Interest expense
Deposits	1,433	1,463	1,521
Other liabilities	398	381	332
Subordinated debentures	96	98	105

	1,927	1,942	1,958

Net interest income	1,790	1,805	1,858
Provision for credit losses	200	235	286

	1,590	1,570	1,572

Other income
Trading revenues	544	486	456
Capital market fees	400	426	505
Investment management and custodial fees	282	278	287
Deposit and payment service charges	279	275	254
Mutual fund revenues	169	170	182
Card service revenues	124	129	121
Insurance revenues	76	32	67
Mortgage banking revenues	69	60	73
Foreign exchange revenue, other than trading	67	70	69
Credit fees	63	52	61
Securitization revenues	34	45	33
Loss on sale of securities	(10)	(112)	(3)
Other	150	132	118

	2,247	2,043	2,223

Non-interest expense
Human resources	1,641	1,514	1,654
Occupancy	196	203	190
Equipment	201	218	204
Communications	180	213	190
Professional fees	113	133	103
Amortization of other intangibles	19	20	17
Other	260	333	298

	2,610	2,634	2,656

Net income before income taxes	1,227	979	1,139
Income taxes	420	285	390

Net income before non-controlling interest	807	694	749
Non-controlling interest in net income of subsidiaries	28	28	27

Net income	$779	$666	$722

Preferred share dividends	23	24	25

Net income available to common shareholders	$756	$642	$697

Average number of common shares (in thousands)	666,006	668,868	674,465
Earnings per share (in dollars)	$1.14	$0.96	$1.03
Average number of diluted common shares (in thousands)	673,400	674,840	679,729
Diluted earnings per share (in dollars)	$1.12	$0.95	$1.03

First Quarter 2003 Report — Royal Bank of Canada 22

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended

	January 31	October 31	January 31
($ millions)	2003	2002	2002

Preferred shares
Balance at beginning of period	$1,545	$1,704	$2,024
Redeemed for cancellation	–	(150)	(318)
Translation adjustment on shares denominated in foreign currency	(13)	(9)	–

Balance at end of period	1,532	1,545	1,706

Common shares
Balance at beginning of period	6,979	7,033	6,940
Issued	76	22	42
Purchased for cancellation	(9)	(76)	(18)

Balance at end of period	7,046	6,979	6,964

Contributed Surplus
Balance at beginning of period	78	45	33
Renounced stock appreciation rights, net of related income taxes	(1)	31	–
Stock options granted	4	2	4

Balance at end of period	81	78	37

Retained earnings
Balance at beginning of period	10,181	10,089	9,168
Net income	779	666	722
Preferred share dividends	(23)	(24)	(25)
Common share dividends	(267)	(266)	(244)
Premium paid on common shares purchased for cancellation	(40)	(294)	(90)
Change in unrealized foreign currency translation gains and losses	(155)	(159)	(67)
Impact of hedging unrealized foreign currency translation gains and losses, net of related income taxes	141	169	60

Balance at end of period	10,616	10,181	9,524

Shareholders’ equity at end of period	$19,275	$18,783	$18,231

First Quarter 2003 Report — Royal Bank of Canada 23

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended

	January 31	October 31	January 31
($ millions)	2003	2002	2002

Cash flows from operating activities
Net income	$779	$666	$722
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	200	235	286
Depreciation	101	102	98
Amortization of other intangibles	19	20	17
Deferred income taxes	45	176	(188)
Loss (gain) on sale of premises and equipment	(5)	2	(13)
Gain on loan securitizations	–	(12)	–
Loss on sale of investment account securities	10	112	3
Changes in operating assets and liabilities
Net change in accrued interest receivable and payable	11	(32)	(103)
Current income taxes	(124)	116	336
Derivative-related assets	(6,458)	(90)	1,734
Derivative-related liabilities	5,962	(657)	(2,250)
Trading account securities	(3,368)	250	(2,545)
Obligations related to securities sold short	379	2,422	514
Other	(514)	26	(813)

Net cash provided by (used in) operating activities	(2,963)	3,336	(2,202)

Cash flows from investing activities
Change in interest-bearing deposits with banks	1,402	(1,490)	1,295
Change in loans, net of loan securitizations	940	(893)	1,521
Proceeds from loan securitizations	–	201	–
Proceeds from sale of investment account securities	3,371	3,501	3,295
Proceeds from maturity of investment account securities	5,455	4,473	3,349
Purchases of investment account securities	(11,304)	(8,951)	(9,738)
Decrease in loan substitute securities	22	7	23
Net acquisitions of premises and equipment	(75)	(131)	(84)
Change in assets purchased under reverse repurchase agreements	(2,043)	(893)	5,367
Net cash provided by (used in) acquisition of subsidiaries	(194)	60	–

Net cash provided by (used in) investing activities	(2,426)	(4,116)	5,028

Cash flows from financing activities
Change in deposits	3,818	(1,179)	717
Issue of subordinated debentures	–	–	635
Repayment of subordinated debentures	–	(400)	(41)
Redemption of preferred shares for cancellation	–	(150)	(318)
Issue of common shares	71	19	28
Purchase of common shares for cancellation	(49)	(370)	(108)
Payment of dividends	(289)	(281)	(276)
Change in obligations related to assets sold under repurchase agreements	2,278	1,479	(3,452)
Change in short-term borrowings of subsidiaries	27	1,969	(616)

Net cash provided by (used in) financing activities	5,856	1,087	(3,431)

Net change in cash and due from banks	467	307	(605)
Cash and due from banks at beginning of period	2,534	2,227	1,792

Cash and due from banks at end of period	$3,001	$2,534	$1,187

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,948	$1,966	$2,341
Amount of income taxes paid in period	$759	$107	$192

First Quarter 2003 Report — Royal Bank of Canada 24

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2002 on pages 72A to 75A in the 2002 Annual Report, except as noted below.

Hedging relationships

We early adopted Accounting Guideline 13, Hedging Relationships (AcG-13), effective November 1, 2002, the details of which can be found on page 75A of our 2002 Annual Report. Non-trading derivatives that did not qualify for hedge accounting under AcG-13 were recorded at fair value on the balance sheet on November 1, 2002. This resulted in assets and liabilities increasing by $428 million and $395 million, respectively on adoption. The resulting transition gain of $33 million is being recognized in income as the original hedged item affects net income.

Stock-based compensation

We adopted the fair value method of accounting recommended in CICA 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002 resulting in additional compensation expense of $1.4 million this quarter for stock options granted this year. The fair value of these options was determined to be $11.60 using an option pricing model with the following assumptions: (i) risk-free interest rate of 4.61%, (ii) expected option life of six years, (iii) expected volatility of 20% and (iv) expected dividends of 2.95%.

     We have provided pro forma disclosure, which demonstrates the effect of the fair value method on awards granted before November 1, 2002, as indicated below:

Pro forma net income and earnings per share

	As reported,			Pro forma,
	for the three months ended			for the three months ended

	January 31	October 31	January 31	January 31	October 31	January 31
($ millions, except per share amounts)	2003	2002	2002	2003	2002	2002

Net Income	$779	$666	$722	$770	$657	$714
Earnings per share	1.14	0.96	1.03	1.12	0.95	1.02
Diluted earnings per share	1.12	0.95	1.03	1.11	0.94	1.02

Future accounting changes

Consolidation of Special-Purpose Entities

The CICA issued a draft Accounting Guideline, Consolidation of Special-Purpose Entities, on August 1, 2002. The proposed guideline, which is subject to change, provides guidance on determining who is a primary beneficiary of the special purpose entities and will therefore be required to consolidate the special purpose entities. We will evaluate the impact when the final guideline is issued.

Disclosure of Guarantees

In January 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The effective date is for financial statements of interim and annual periods beginning on or after January 1, 2003. We do not anticipate that the adoption of this guideline will have a significant impact on our operations.

Note 2 Acquisitions

Admiralty Bancorp, Inc.

On January 29, 2003, RBC Centura Banks, Inc., a wholly owned subsidiary of Royal Bank of Canada, acquired all the outstanding shares of Admiralty Bancorp, Inc. The cash consideration paid with respect to the acquisition amounted to approximately US$153 million. The excess of the purchase price over the fair value of the net tangible assets acquired was first allocated to core deposit intangibles of US$15 million, with the residual of approximately US$95 million allocated to Goodwill. The core deposit intangible will be amortized on a straight-line basis over 10 years.

Note 3 Contingencies

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. On July 31, 2002, we filed a motion to dismiss or stay Rabobank’s New York lawsuit. The New York court has now heard and rejected this motion. Rabobank filed, on September 27, 2002, an application to stay our claim with the High Court in London. The High Court has now heard and rejected this motion. At present, therefore, both the New York and the London actions are proceeding. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Many of these proceedings are loan-related and are in reaction to steps taken by us and our subsidiaries to collect delinquent loans and enforce rights in collateral securing such loans. Management considers that the aggregate liability resulting from these proceedings will not be material.

First Quarter 2003 Report — Royal Bank of Canada 25

Canadian GAAP

Note 4 Results by business and geographic segments

a)	Quarterly earnings by business segment (1)

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
($ millions)	03	02	02	03	02	02	03	02	02	03	02	02

Net interest income (2)	$1,394	$1,426	$1,427	$67	$65	$51	$116	$96	$98	$109	$103	$178
Other income	564	509	545	99	64	88	767	783	852	617	516	535

Gross revenues	1,958	1,935	1,972	166	129	139	883	879	950	726	619	713
Provision for credit losses	130	122	201	–	–	–	–	1	(1)	77	117	97
Non-interest expense	1,179	1,161	1,142	123	130	102	725	733	828	426	407	418
Income taxes and non-controlling interest	239	247	240	(4)	(17)	(4)	55	48	37	79	15	60

Net income	$410	$405	$389	$47	$16	$41	$103	$97	$86	$144	$80	$138

	RBC Global Services			Other			Total

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	03	02	02	03	02	02	03	02	02

Net interest income (2)	$45	$34	$34	$59	$81	$70	$1,790	$1,805	$1,858
Other income	201	207	205	(1)	(36)	(2)	2,247	2,043	2,223

Gross revenues	246	241	239	58	45	68	4,037	3,848	4,081
Provision for credit losses	–	3	2	(7)	(8)	(13)	200	235	286
Non-interest expense	171	166	172	(14)	37	(6)	2,610	2,634	2,656
Income taxes and non-controlling interest	27	27	26	52	(7)	58	448	313	417

Net income	$48	$45	$39	$27	$23	$29	$779	$666	$722

b)	Quarterly earnings by geographic segment

	January 31				October 31				January 31
	2003				2002				2002

		United	Other			United	Other			United	Other
($ millions)	Canada	States	Int’l	Total	Canada	States	Int’l	Total	Canada	States	Int’l	Total

Net interest income (2)	$1,392	$347	$51	$1,790	$1,404	$343	$58	$1,805	$1,420	$293	$145	$1,858
Other income	1,094	787	366	2,247	936	786	321	2,043	1,160	800	263	2,223

Gross revenues	2,486	1,134	417	4,037	2,340	1,129	379	3,848	2,580	1,093	408	4,081
Provision for credit losses	103	41	56	200	84	105	46	235	152	131	3	286
Non-interest expense	1,469	921	220	2,610	1,460	958	216	2,634	1,516	942	198	2,656
Income taxes and non-controlling interest	368	64	16	448	293	11	9	313	395	(8)	30	417

Net income	$546	$108	$125	$779	$503	$55	$108	$666	$517	$28	$177	$722

(1)	For management reporting purposes, our operations are grouped into the business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations. The business segments operate on an arm’s-length basis with respect to the purchase and sale of intra-group services. Transfer pricing of funds sold or purchased, commissions, or charges and credits for services rendered are generally at market rates. For geographic reporting purposes our operations are grouped into Canada, United States and Other International. Canadian-based activities of international money market units are included in United States and Other International.

(2)	Net interest income is shown net of any taxable equivalent adjustment. Taxable adjustments are not material.

First Quarter 2003 Report — Royal Bank of Canada 26

Canadian GAAP

Note 5 Reconciliation of Canadian and United States generally accepted accounting principles

	Three
	months ended	As at January 31

	January 31
	2003	2003	2003

		Shareholders’
($ millions)	Net income	equity	Assets

Canadian GAAP	$779	$19,275	$389,804
Insurance accounting	7	98	1,741
Costs of Stock Appreciation Rights	1	8	(3)
Derivative instruments and hedging activities (1)	(7)	(53)	59
Reclassification of securities (2)	(13)	204	204
Guarantees (3)	–	–	4
Additional pension obligation	–	(293)	167
Trade date accounting	–	–	(594)
Other	–	28	844

U.S. GAAP	$767	$19,267	$392,226

Earnings per share	$1.12
Diluted earnings per share	$1.10

	Three
	months ended	As at October 31

	October 31
	2002	2002	2002

		Shareholders’
($ millions)	Net income	equity	Assets

Canadian GAAP	$666	$18,783	$376,956
Insurance accounting	34	92	1,969
Costs of Stock Appreciation Rights	(4)	7	(4)
Derivative instruments and hedging activities	36	(72)	925
Reclassification of securities	–	210	210
Additional pension obligation	–	(293)	167
Trade date accounting	–	–	(146)
Other	–	28	1,855

U.S. GAAP	$732	$18,755	$381,932

Earnings per share	$1.06
Diluted earnings per share	$1.05

	Three
	months ended	As at January 31

	January 31
	2002	2002	2002

		Shareholders’
($ millions)	Net income	equity	Assets

Canadian GAAP	$722	$18,231	$353,713
Insurance accounting	1	24	1,281
Derivative instruments and hedging activities	12	(144)	1,188
Reclassification of securities	–	190	190
Additional pension obligation	–	(17)	12
Trade date accounting	–	–	(12)
Other	(1)	29	2,028

U.S. GAAP	$734	$18,313	$358,400

Earnings per share	$1.05
Diluted earnings per share	$1.04

For a complete discussion of U.S. and Canadian GAAP differences see Note 23 to the consolidated financial statements for the year ended October 31, 2002, on page 97A of the 2002 Annual Report.

(1)	Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in Net income, or if the derivative is designated and to the extent it functions effectively as a cash flow hedge, in Other comprehensive income within Shareholders’ equity. For derivatives designated as fair value hedges, the changes recorded in Net income are generally offset by changes in the fair value of the hedged item attributable to the risk being hedged. The changes recorded in Other comprehensive income are subsequently amortized to Net income to offset the effects of interest rate variability on cash flows of the hedged item. Under Canadian GAAP, derivatives used in sales and trading activities and non-trading derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with changes in fair value recorded in Net income. Non-trading derivatives that did not qualify for hedge accounting on the adoption of AcG-13 are recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net income. Where derivatives have been designated and function effectively as hedges, income or expense is recognized over the life of the hedged assets or liabilities as adjustments to interest income or interest expense. Recording derivatives and hedging activities in accordance with U.S. GAAP would decrease Net income by $7 million for the three months ended January 31, 2003, would increase Securities by $45 million, Loans by $65 million, Deposits by $144 million and Subordinated debentures by $314 million, and would decrease Cash resources by $28 million, Other assets by $23 million, Other liabilities by $346 million and Shareholders’ equity by $53 million as at January 31, 2003.

(2)	Under U.S. GAAP, Securities are classified as Trading account or Available for sale. Writedowns to reflect other than temporary impairment in the value of Available for sale securities are included in Loss on sale of securities. Under Canadian GAAP, Securities are classified as Trading account, Investment account or Loan substitute. Writedowns to reflect other than temporary impairment in the value of Investment account securities are included in Loss on sale of securities. Loan substitute securities are client financings that have been structured as after-tax investments rather than conventional loans in order to provide issuers with a borrowing rate advantage. Such securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance for credit losses. Classifying securities in accordance with U.S. GAAP would decrease Net income by $13 million for the three months ended January 31, 2003, increase Securities by $320 million, decrease the related deferred income taxes included in Other assets by $116 million and increase Shareholders’ equity by $204 million as at January 31, 2003.

(3)	Under U.S. GAAP, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the balance sheet at fair value. Recording the fair value of guarantees in accordance with U.S. GAAP would increase Other assets and Other liabilities each by $4 million as at January 31, 2003.

First Quarter 2003 Report — Royal Bank of Canada 27

Canadian GAAP

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	January 31	October 31	July 31	April 30	January 31
($ millions, except percentage amounts)	2003	2002	2002	2002	2002

Net impaired loans
Residential mortgage	$114	$113	$125	$130	$146
Personal	113	129	130	132	130
Business and government	1,193	1,152	1,198	1,227	1,390

Total	$1,420	$1,394	$1,453	$1,489	$1,666

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	.16%	.16%	.18%	.19%	.21%
Personal	.36%	.41%	.41%	.41%	.41%
Business and government	1.14%	1.10%	1.13%	1.17%	1.35%

Total	.66%	.65%	.68%	.70%	.80%

Allowance for credit losses

	For the three months ended

	January 31	October 31	January 31
($ millions, except percentage amounts)	2003	2002	2002

Allowance at beginning of period	$2,314	$2,332	$2,392
Provision for credit losses	200	235	286
Write-offs
Residential mortgage	(1)	(3)	(3)
Personal	(80)	(86)	(107)
Credit card	(43)	(38)	(45)
Business and government	(62)	(269)	(125)

	(186)	(396)	(280)
Recoveries
Personal	17	17	16
Credit card	9	9	10
Business and government	20	40	20

	46	66	46

Net write-offs	(140)	(330)	(234)
Acquisition of Admiralty Bancorp, Inc.	8	–	–
Adjustments	(6)	77	15

Allowance at end of period	$2,376	$2,314	$2,459

Net write-offs (excluding LDCs) as a % of average loans, acceptances and reverse repurchase agreements	.25%	.54%	.44%
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	.25%	.60%	.44%
Allocation of allowance
Residential mortgage	$40	$41	$49
Personal	467	465	481
Credit card	152	152	152
Business and government	1,469	1,405	1,541

Allocated allowance	2,128	2,063	2,223
General unallocated allowance	248	251	236

Total	$2,376	$2,314	$2,459

Composition of allowance
Specific, including allowance for loan substitute securities	$954	$894	$1,018
Country risk	–	–	29
General allocated allowance for credit losses	1,174	1,169	1,176
General unallocated allowance for credit losses	248	251	236

Total allowance for credit losses	$2,376	$2,314	$2,459

Consisting of:
Allowance for loan losses	$2,267	$2,203	$2,345
Allowance for off-balance sheet and other items	109	109	109
Allowance for loan substitute securities	–	2	5

Total	$2,376	$2,314	$2,459

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	1.1%	1.0%	1.1%
Allowance for loan losses as a % of gross impaired loans (coverage ratio), excluding LDCs	95%	96%	86%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 103 and 104 of the 2002 Annual Report.

(2)	Impaired loans are net of allowance for specific and country risk.

First Quarter 2003 Report — Royal Bank of Canada      28

Canadian GAAP

Share information (unaudited)

	January 31	October 31	January 31
(Number of shares in thousands)	2003	2002	2002

First preferred shares (1)
Non-cumulative Series E	–	–	1,500
Non-cumulative Series J	12,000	12,000	12,000
US$ Non-cumulative Series K	10,000	10,000	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	54,000	54,000	55,500

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Stock options (3)
Outstanding at end of period	28,218	28,479	33,124
Exercisable at end of period	18,629	14,050	18,148
Common shares	666,439	665,257	673,596

(1)	Details provided in Royal Bank of Canada’s 2002 Annual Report Note 13 on pages 85 and 86 and Note 17 on page 91.

(2)	Reported in Non-controlling interest in subsidiaries on the Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	During November 2002, 1,928,844 stock options were granted.

First Quarter 2003 Report — Royal Bank of Canada 29

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Web site:
rbc.com

Transfer Agent
and Registrar

Main Agent
Computershare Trust
Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact:

Computershare Trust
Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or
1-866-586-7635.
For other shareholder inquiries,
contact: Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our Web site at:
rbc.com/investorrelations.

2003 quarterly earnings release dates

First quarter	Feb. 28
Second quarter	May 30
Third quarter	Aug. 26
Fourth quarter	Nov. 25

Direct deposit service

Shareholders may have their dividends deposited by electronic funds transfer directly to an account at any financial institu- tion that is a member of the Canadian Payments Association. To arrange for this, please contact Computershare Trust Company of Canada at their mailing address.

Institutional investors, brokers and security analysts

For financial information inquiries, contact:

Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchase

The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2003, the bank may repurchase up to 20 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

Dividend dates for 2003

Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred shares series J, K, N, O, P and S	Jan. 27 Apr. 23 Jul. 23 Oct. 27	Feb. 24 May 23 Aug. 22 Nov. 24

Credit ratings

(as at February 28, 2003)	Short-term debt	Senior long-term debt

Moody’s Investors Service	P—1(Aa)	Aa2
Standard & Poor’s	A—1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R—1(middle)	AA(low)

First Quarter 2003 Report — Royal Bank of Canada 30